WARNACO INC.
501 Seventh Avenue
New York, New York 10018
Phone (212) 287 8383
Fax (212) 287 8384

September 22, 2010

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	The Warnaco Group, Inc.
Form 10-K FYE January 2, 2010
Filed March 2, 2010
File No. 1-10857

Dear Mr. Reynolds:

Set forth below are the responses of The Warnaco Group, Inc. (the “Company”) to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated August 30, 2010 (the “Comment Letter”). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

Item 3.  Legal Proceedings, page 24

1.
We note the disclosure in response to comment one from our July 13, 2010 letter.  Please provide the disclosure required by Item 103 of Regulation S-K for each proceeding.  In addition, please expand the supplemental disclosure to provide the specific relief sought.

Below please find the disclosure required by Item 103 of Regulation S-K with respect to each of the proceedings noted in comment one of the Staff’s July 13, 2010 letter (the “July Comment Letter”).  Language in bold and underlined indicates additional disclosure from the response that the Company provided to the July Comment Letter.  Stricken language indicates that such disclosure has been deleted from the response that the Company provided to the July Comment Letter:

OP Litigation: On August 19, 2004, the Company acquired 100% of the outstanding common stock of Ocean Pacific Apparel Corp. (“OP”) from Doyle & Bossiere Fund I, LLC (“Doyle”) and certain minority shareholders of OP. The terms of the acquisition agreement required the Company to make certain contingent payments to the sellers of OP under certain circumstances.  On November 6, 2006, the Company sold the OP business to a third party.  On May 23, 2007, Doyle filed a demand against the Company for arbitration before Judicial Arbitration and Mediation Services in Orange County, California, alleging that certain contingent purchase price payments are due to them as a result of the Company’s sale of the OP business in November 2006.  The complaint seeks monetary damages in an unspecified amount and other relief. The Company believes that Doyle’s lawsuit is without merit and intends to defend itself vigorously.  The Company believes that it has adequately reserved for this matter.

Lejaby Claims: On March 10, 2008, the Company sold its Lejaby business to Palmers Textil AG (“Palmers”).  On August 18, 2009, Palmers filed an action against the Company in Le Tribunal de Commerce de Paris (The Paris Commercial Court), alleging that the Company made certain misrepresentations in the sale agreement, and seeking to declare the sale null and void, monetary damages in an unspecified amount and other relief (the “Palmers Suit”).  In addition, the Company and Palmers have been unable to agree on the amount of certain post-closing adjustments to the purchase price, including adjustments for working capital.  The dispute regarding the amount of post-closing adjustments is not a subject of the Palmers Suit.  The Company believes that the Palmers Suit is without merit and intends to defend itself vigorously.  The Company believes that it has adequately reserved for these matters.

Tyr Litigation: On May 12, 2008, Tyr Sport, Inc. (“Tyr”) filed an action against the Company and certain third party co-defendants in United States Court for the Central District of California (the “Court”), alleging false advertising, unfair competition, violation of federal and state antitrust laws and interference with contract.  The complaint, which at the request of the parties was stayed until September 15, 2008, sought monetary ~~unspecified~~ damages in an unspecified amount and restitution.  Certain of Tyr’s claims for false advertising and unfair competition were initially dismissed by the Court on May 27, 2009, pursuant to a Motion to Dismiss filed by the Company and other co-defendants on September 15, 2008. On December 30, 2009, the Company and other co-defendants filed a comprehensive motion for summary judgment on the remaining claims in the action. On March 3, 2010, the Court granted, in part, the Company’s motion for summary judgment and dismissed all of the false advertising claims, the interference with contract claims and certain of the antitrust claims. On March 22, 2010, the Company and its co-defendants filed a further motion for summary judgment seeking dismissal of the remaining antitrust claims.  Tyr also filed a motion asking the Court to reconsider its earlier dismissal of the false advertising claims. On April 26, 2010, the Court granted the Company’s motion for summary judgment and dismissed all of the remaining claims against the Company and denied Tyr’s motion for reconsideration. On May 3, 2010, the Court entered an order dismissing all claims asserted against the Company.

The Company will include the revised disclosure above with respect to the “OP Litigation” and “Lejaby Claims” in its next periodic report.  As the Company had noted in its response to the July Comment Letter, disclosure regarding the “Tyr Litigation” was not included in the Company’s Form 10-Q for the quarterly period ended July 3, 2010 because all claims asserted against the Company in such litigation were dismissed.  The Company will continue to exclude the disclosure regarding the “Tyr Litigation” in its future periodic reports.

Exhibits

2.
We note your response to comment two from our letter dated July 13, 2010 as it relates to the exhibits 10.62, 10.64 and 10.66 and we reissue the comment.  We continue to note that the exhibits have not been filed in their entirety and are missing schedules, attachments and exhibits that have not been filed with the exhibit and are not reflected as being subject to the request for confidential treatment.  For instance, we note references in Exhibits 10.62 and 10.64 to Exhibit P, which is not filed with the agreement.  Also, please advise whether the Roll-Out Schedule is the same as Exhibit RO.  Lastly, Exhibit 10.66 refers to “a separate letter agreement attached hereto” that has not been filed with this exhibit.  Please confirm that you will file these exhibits in their entirety with your next periodic report.

The Company respectfully reiterates its response to the Staff that Exhibits 10.62, 10.64 and 10.66 are currently filed in their entirety other than with respect to portions of such Exhibits that are properly omitted pursuant to requests for confidential treatment, which were granted by the Staff on March 14, 2008.  Specifically, the Company notes the following with respect to such Exhibits:

Exhibit 10.62

•
Exhibit 10.62 was entered into in connection with the License Agreement, dated as of January 31, 2006, by and among Calvin, Klein, Inc., CK Jeanswear Europe S.p.A and WF Overseas Fashion C.V. (re: Bridge Accessories) (the “Bridge Accessories License”).  The reference to “Exhibit P” in Exhibit 10.62 refers to Exhibit P to the Bridge Accessories License.  The Bridge Accessories License is filed in its entirety, including Exhibit P, as Exhibit 10.69 to the Company’s Form 10-K filed March 3, 2006.

•	The Company confirms that the “Roll-Out Schedule” referred to in Exhibit 10.62 is the same as Exhibit RO attached thereto.

Exhibit 10.64

•
Exhibit 10.64 was entered into in connection with the License Agreement, dated as of January 31, 2006, by and among Calvin, Klein, Inc., CK Jeanswear Europe S.p.A, CK Jeanswear Asia Limited and WF Overseas Fashion C.V. (re: Jean Accessories) (the “Jean Accessories License”).  The reference to “Exhibit P” in Exhibit 10.64 refers to Exhibit P to the Jean Accessories License.  The Jean Accessories License is filed in its entirety, including Exhibit P, as Exhibit 10.70 to the Company’s Form 10-K filed March 3, 2006.

•	The Company confirms that the “Roll-Out Schedule” referred to in Exhibit 10.64 is the same as Exhibit RO attached thereto.

Exhibit 10.66

•
The reference to “a separate letter agreement attached hereto” in Exhibit 10.66 refers to the License Agreement — Central and South America, dated as of January 31, 2008, between Calvin Klein, Inc. and WF Overseas Fashion C.V. (re: Jean Accessories), which is filed as Exhibit 10.71 to Company’s Form 10-K filed February 27, 2008.

3.
We note the exhibits filed with the Form 10-Q filed August 6, 2010 in response to comment two from our letter dated July 13, 2010.  We continue to note that exhibits 10.1, 10.3, 10.4, 10.7 and 10.8 are missing exhibits, schedules or attachments.  Please confirm that you will file these exhibits in their entirety with your next periodic report.

The Company will file exhibits 10.1, 10.3, 10.4, 10.7 and 10.8 in their entirety with the Company’s next periodic report.

Item 8.  Financial Statements and Supplementary Data, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 2 – Acquisitions, page F-17

2008 Licenses, page F-18

With respect to the Staff’s comments four through ten, the Company believes that the description presented below is useful in understanding the individual components of the transaction as well as the Company’s specific responses to the Staff’s comments four through ten.

Description of the acquisition and subsequent disposition of CMI and the acquisition of the 2008 CK Licenses and Golf License:
On January 31, 2006, the Company acquired the Calvin Klein Jeans business in Europe and Asia (the “CKJEA Acquisition”) from Fingen Apparel N.V and certain of its affiliates (collectively, the “Seller”).  The Company recorded all acquired assets and liabilities of the CKJEA Acquisition at fair value in accordance with FAS 141.

As part of the CKJEA Acquisition agreement, the Company agreed to assume ownership of the legal entity (“CMI”) that operated the separate business comprising the Calvin Klein designer label business (the “Collection Business”).  As part of the transfer of the Collection Business to the Company, the Company also would assume all of the rights and obligations under the related license agreement (the “Collection License”).  The transfer of legal ownership was scheduled to occur on January 2, 2008, which date was subsequently extended by the Seller and the Company to January 28, 2008 (the “Transfer Date”).  On the Transfer Date, the Collection License had a remaining term of five years.  CMI was a wholly-owned subsidiary of the Seller, and distinct from the entities acquired in the CKJEA Acquisition.  The CKJEA Acquisition agreements specified that the Collection Business was to be transferred on the Transfer Date for no consideration. The Collection Business had historically incurred operating losses and was expected to incur operating losses in 2006 and 2007. The Seller controlled the Collection Business until the Transfer Date with no participation or input from the Company. The transfer of the Collection Business to the Company occurred as agreed on January 28, 2008.

During the period between the closing of the CKJEA Acquisition and the transfer of the Collection Business, the Seller agreed to make certain changes to the operation of the Collection Business that were intended to improve profitability so that the Collection Business could be a break-even business.  In addition, as part of the CKJEA Acquisition, the Seller agreed that prior to transferring the Collection Business to the Company it would, if necessary, provide a cash contribution to CMI to cover any operating losses that might be incurred by the Collection Business in Fiscal 2006 or Fiscal 2007.  Based on these agreements, the Company expected the Collection Business to be a break-even operation at the time it was acquired in January 2008.

The Company did not record any accounting entries related to the Collection Business at the time of the CKJEA Acquisition because:

(i)
The Company did not assign any value to the right to acquire the Collection Business since the fair value of the acquired assets and assumed liabilities (including the Collection License) of the Collection Business were expected to be approximately zero on the Transfer Date (primarily because the Seller was required to capitalize CMI to the extent it had incurred operating losses prior to the Transfer Date).  In addition, the operating income and net cash flows of the Collection Business were expected to be approximately zero over the remaining license term;

(ii)
Since the fair value of the acquired assets and assumed liabilities and net cash flows of the Collection Business were expected to be approximately equal to zero, the Company did not expect the transfer to result in any additional goodwill or any increase in intangible assets;

(iii)
The Company did not have any direct or indirect control or influence in the operations of the Collection Business prior to the Transfer Date.  The Company did not have access to the books and records of the Collection Business, did not  have any representation in the management of the business and did not have any consultation rights in terms of the operations of the business;

(iv)
Since the Company did not have any control or influence in the operation of the Collection Business and did not share in the gains or losses of the Collection Business prior to the legal transfer of the business on the Transfer Date, the Company did not record any income or loss from the Collection Business prior to the Transfer Date;

(v)	The Company was not required to pay any consideration in exchange for assuming control of the Collection Business on the Transfer Date; and
(vi)	The Company expected to record the fair value of the acquired assets and assumed liabilities of the Collection Business on the Transfer Date in accordance with the provisions of SFAS 141.

Beginning in June 2007, the Company performed due diligence in preparation for the transfer of the Collection Business to it in January 2008.  Based upon the due diligence performed, the Company believed that the Collection Business would likely incur operating losses in each of the years remaining on the term of the Collection License.  In addition, the Company believed that it needed to restructure the Collection Business to limit future losses.  The Company estimated that any restructuring would require substantial cash payments (e.g. severance and lease termination costs) and management effort to complete.

Based upon the results of its due diligence and the resulting projection of future losses it expected to incur from the Collection Business, the Company contacted Phillips-Van Heusen Corporation (“PVH”), the parent company of the licensor of the Collection Business, to seek to negotiate a settlement whereby PVH would own and operate the Collection Business.

During the period from October 2007 through January 2008, the Company and PVH negotiated the terms of the transfer of the Collection Business to PVH. In January 2008, the Company and PVH completed their negotiations related to the transfer of the Collection Business to PVH and entered into an agreement (the “Transfer Agreement”) under which:

      The Company would:

(i)	Pay initial consideration of $38.5 million to PVH, (the “Transfer Consideration”);
(ii)	Transfer all of the outstanding shares of CMI to PVH; and
(iii)
Make capital contributions (approximately $24.2 million) to CMI sufficient to allow CMI (together with cash that was already on CMI’s balance sheet) to repay all of its outstanding bank debt, prior to the closing of the Transfer Agreement; and

      PVH would:

(i)	Grant the Company certain license rights (the 2008 CK Licenses and Calvin Klein Golf License);
(ii)
Pay the Company an amount equal to the net fair value of the working capital (as defined in the Transfer Agreement) of the Collection Business (initially estimated to be approximately $19.8 million) and subject to adjustment (see below); and

(iii)	Release the Company from all future obligations under the license to operate the Collection Business (which license CMI was obligated to perform).

In early January 2008, the Seller made the required cash contribution to CMI in the amount of € 5.8 million (approximately $8.4 million).  The capital contribution was approximately equal to the operating loss incurred by the Collection Business in 2007.  The Seller had previously contributed capital to CMI approximately equal to losses incurred in 2006.  See Exhibit 1 to the Company’s response to the July Comment Letter, which is attached hereto (the Balance Sheet Acquired by Warnaco) (“Exhibit 1”)

As required under the terms of the CKJEA Acquisition, on January 28, 2008, the Company acquired the outstanding shares of CMI from the Seller.  As specified in the CKJEA Acquisition documents the transfer required no consideration on the part of the Company.  As presented in Exhibit 1, the fair value of the assets acquired and assumed liabilities was estimated to be zero.  Therefore the Company’s net investment in CMI was also estimated to be zero.

On January 28, 2008, the Company made a capital contribution of € 16.5 million (approximately $24.2 million) to CMI thereby increasing its net investment in CMI to $24.2 million. The capital contribution amount was determined such that the capital contribution plus cash on hand was sufficient for CMI to repay all of its external debt. See journal entry #1 of Exhibit 2 attached hereto and Exhibit 1 item (b).

On January 29, 2008, CMI repaid all of its outstanding bank debt amounting to approximately € 21.8 million (approximately $31.9 million).  See Exhibit 1, item (c).

On January 30, 2008, the Company and PVH completed the transfer of CMI and the Collection Business pursuant to the Transfer Agreement.  The Company paid PVH $18.7 million consisting of the $38.5 million Transfer Consideration less the estimated fair value of the working capital of CMI of approximately $19.8 million. See journal entries #2, #3 and #4 of Exhibit 2.

In the first quarter of 2008, the Company (with the assistance of a third party appraiser) completed its evaluation of the fair value of the 2008 CK Licenses and Calvin Klein Golf License it acquired pursuant to the Transfer Agreement.  The fair value of the 2008 CK Licenses and Calvin Klein Golf License was determined to be $24.7 million. See journal entry #2 of Exhibit 2.

The Company recorded expenses of $0.3 million related to the acquisition/disposition of the Collection Business.  See journal entry #5 of Exhibit 2.

From January 30, 2008 through the remainder of 2008 and 2009, the Company and PVH negotiated the final fair value of the working capital of the Collection Business (as indicated above, initially estimated at $19.8 million).  As the negotiations progressed the Company determined that the initial estimate would be adjusted downward. The total amount of such adjustments was approximately $8.8 million; accordingly, the amount ultimately received from PVH for the net fair value of the working capital of the Collection Business was approximately $11.0 million. These adjustments were recorded as other restructuring charges, which were included in “selling, general and administrative expenses” in the Company’s Consolidated Statement of Operations.  See journal entry #6 to Exhibit 2 attached hereto.

4.
We note in your response to comment three (a) of our letter dated July 13, 2010 that you estimated the fair value of the CMI assets and liabilities, acquired on January 28, 2008, in accordance with the provisions of SFAS 141R (subsequently ASC 805).  Please confirm to us that you estimated the fair value of such assets and liabilities in accordance with the provisions of SFAS 141, as SFAS 141R became effective prospectively for business combinations that occur in fiscal years beginning after December 15, 2008.

The Company confirms that the estimated fair value of such acquired assets and assumed liabilities were estimated in accordance with SFAS 141.

5.
We note in your response to comment three (a) of our letter dated July 13, 2010 that the estimated fair value of the acquired CMI assets and assumed liabilities, after giving effect to the cash contribution, was approximately $0 (as you had previously anticipated at the time of the CKJEA Business Acquisition).  Please tell us the fair value of the Collection License (i.e., the right to operate the global Calvin Klein collection business) held by CMI at the time of your January 28, 2008 acquisition and how this amount was determined.  Also tell us if this intangible asset is included in the CMI balance sheet in Exhibit 1 to your July 27, 2010 response.

The estimated fair value of the Collection License at the Transfer Date was determined using a discounted cash flow model, which indicated that the estimated fair value was de-minimus because the Company expected the Collection Business would most likely generate losses for each of the five years remaining under the Collection License.  The estimated fair value of the Collection License is included in the “Other assets” item of Exhibit 1.

6.
We note in your response to comment three (a) of our letter dated July 13, 2010 that, prior to your acquisition of CMI, the seller (Fingen Apparel N.V.) was required to contribute cash to CMI in an amount approximately equal to CMI's accumulated deficit through December 31, 2007.  Please quantify for us the amount of cash that the seller paid and tell us if this amount was included in CMI's €7,300 cash balance at the date you acquired CMI.

In early January 2008, the Seller made the required cash contribution to CMI in the amount of € 5.8 million (approximately $8.4 million), which amount is included in the €7,300 cash balance at the Transfer Date (see Exhibit 1).   The capital contribution was approximately equal to the operating loss incurred by the Collection Business in 2007.  The Seller had previously contributed capital to CMI approximately equal to losses incurred in 2006.

7.
We note the components of the $43 million you paid to PVH in your response to comment three (c) of our letter dated July 13, 2010.  Please tell us if there were any subsequent adjustments to this amount and, if so, explain to us what such adjustments represent and the manner in which you have accounted for such adjustments.  Also, tell us the final amount that PVH paid to you for the net working capital of CMI after any refunds or adjustments.

The Company notes that it did not pay $43 million directly to PVH in connection with the transfer of CMI to PVH.  As noted in the Company’s response to the July Comment Letter, the $43 million paid by the Company consisted of:

(i)
the Transfer Consideration of $38.5 million to PVH less $19.8 million due from PVH to the Company related to the estimated fair value of the net working capital of CMI at January 30, 2008 (the “Working Capital Consideration”) resulting in a net payment to PVH of $18.7 million (see journal entries #2, #3 and #4 of Exhibit 2 ; plus

(ii)	the capital contribution of $24.2 million made by the Company to CMI prior to the transfer of CMI to PVH (see journal entry #1 of Exhibit 2).

From January 30, 2008 through the remainder of 2008 and 2009, the Company and PVH negotiated the final fair value of the Working Capital Consideration (as indicated above, initially estimated at $19.8 million).  As the negotiations progressed the Company determined that the initial estimate would be adjusted downward. The total amount of such adjustments was approximately $8.8 million; accordingly, the amount ultimately received from PVH for the Working Capital Consideration was approximately $11.0 million. These adjustments were recorded as other restructuring charges, which were included in “selling, general and administrative expenses” in the Company’s Consolidated Statement of Operations.  See journal entry #6 to Exhibit 2 attached hereto.

8.	We note the components of the $43 million you paid PVH in your response to comment three (c) of our letter dated July 13, 2010. Please also advise us of the following:

a.
tell us if the $38.5 million due to PVH included any amount to offset CMI's projected future losses that could reasonably be expected to be incurred by PVH from operating this business and, if so, quantify the amount;

In exchange for the consideration of $38.5 million due to PVH (i.e., the Transfer Consideration), the Company received the following:

(i)	the 2008 CK Licenses and the Calvin Klein Golf License from PVH; and
(ii)
a release, whereby, pursuant to the terms of the Transfer Agreement with PVH, the Company was released from all obligations associated with the Collection License (including the projected future losses of the CMI business) (the “Collection Release”).

The Transfer Agreement did not specify what portion of the Transfer Consideration was attributable to the 2008 CK Licenses and Calvin Klein Golf License, on the one hand, and what portion was attributable to the Collection Release, on the other hand.  In order to allocate the Transfer Consideration between the components of the transaction, the Company, with the assistance of a third party appraiser, performed a valuation and determined that $24.7 million of the $38.5 million should be allocated to the fair value of the 2008 CK Licenses and Calvin Klein Golf License and $13.8 million of the $38.5 million should be allocated to the fair value of the Collection Release (see journal entry #2 of Exhibit 2).

b.
tell us the amount, if any, you paid PVH to acquire the 2008 CK Licenses and Calvin Klein Golf License, which, together, had a fair value of $24.7 million and tell us if this amount was included in the $43 million you paid to PVH; and

As described in the Company’s response to comment 8a above, the Company conducted a valuation of the 2008 CK Licenses and Calvin Klein Golf License and valuation of the Collection Release to determine the allocation of the Transfer Consideration.  Based on this valuation, the Company determined that $24.7 million of the Transfer Consideration was paid to acquire the 2008 CK Licenses and Calvin Klein Golf License.  The Transfer Consideration (and accordingly, the $24.7 million paid to acquire the 2008 CK Licenses and Calvin Klein Golf License) was included in the $43 million payment by the Company (see the Company’s response to comment 7 above).

c.
further explain to us what the net amount of $18.7 paid to PVH represents.  In that regard, it remains unclear to us why you paid this amount to PVH in connection with their acquisition of CMI from you.

The net cash payment to PVH of $18.7 million consists of the Transfer Consideration of $38.5 million (see the Company’s response to comments 8a and 8b), less the $19.8 million due from PVH based on the preliminary estimate of the Working Capital Consideration (see journal entry #4 of Exhibit 2 and see the Company’s response to comment 7).

9.
We note in your response to comment three (d) of our letter dated July 13, 2010 that you accounted for the acquisition of the shares of CMI, the acquisition of the 2008 CK Licenses and the Calvin Klein Golf License from PVH; and the sale of the shares of CMI to PVH as part of the same transaction, which you believe reflects the economic substance of the transaction.  Please further explain to us why you accounted for each of these transactions as part of the same transaction, and how your acquisition of the 2008 CK Licenses and the Calvin Klein Golf License from PVH is related to your acquisition and subsequent sale of the shares of CMI.

As noted in the “description of the acquisition and subsequent disposition of CMI and the acquisition of the 2008 CK Licenses and Golf License”, on January 28, 2008, when the Company acquired the shares of CMI from the Seller, the Company had already negotiated the sale of the CMI business to PVH (pursuant to the Transfer Agreement).  The Company thus accounted for the acquisition of CMI on January 28, 2008, the subsequent loss (see the Company’s response to comment 10) related to the disposition of CMI on January 30, 2008, and the charge for the Collection Release as part of a single transaction, which the Company believes is reflective of the economic substance of the transaction (i.e., the Company’s exit of the CMI business).

The acquisition of the 2008 CK Licenses and Calvin Klein Golf License and the transfer of CMI to PVH were effected pursuant to the same negotiated agreement (i.e., the Transfer Agreement).  As noted in the Company’s response to comment 8a above, the Company allocated the components of the Transfer Consideration that was made pursuant to the Transfer Agreement between the Collection Release (which reflects a portion of the costs incurred to exit the CMI business) and the fair value of the 2008 CK Licenses and Calvin Klein Golf License acquired.

10.
We note the reconciliation to the $18.5 million restructuring charge – loss on disposal/exit of collection business in your response to comment three (d) of our letter dated July 13, 2010.  Please further explain to us what this cost to exit the Calvin Klein Collection business represents.  In that regard, explain why you would incur the significant charge for a business that you only owned for approximately two business days, acquired with the intent to sell, and that had a net book value of $16.5 million at your disposition date.

The individual components of the $18.5 million restructuring charge are as follows:

Collection release	$13.8	million (1)
Initial Loss on disposal of CMI	4.4	million (2), (3)
Expense/other	0.3	million
Initial Cost to Exit CMI	$18.5	million (3)

(1)
As described in the Company’s response to comment 8a above, this amount reflects the portion of the Transfer Consideration allocated to the Collection Release, which amount compensated PVH for the expected future losses of the CMI business (see journal entry #2 of Exhibit 2).

(2)
Amount reflects the difference between the carrying value of the assets and liabilities of CMI transferred to PVH being $24.2 million (which amount represents the capital contribution made by the Company to CMI immediately prior to the transfer of CMI to PVH) and the $19.8 million preliminary estimate of the Working Capital Consideration to be made by PVH to the Company (see journal entry #3 of Exhibit 2).

(3)
As described in the Company’s response to comment 7, the Company recorded subsequent adjustments to the preliminary estimate of the Working Capital Consideration that resulted in an additional charge of $8.8 million being recorded in subsequent periods. Thus, the final “Loss on disposal” component of the CMI transfer to PVH amounted to $13.2 million (being $4.4 million plus the $8.8 million adjustment). The total restructuring charge ultimately recorded by the Company related to exit of the CMI business was thus $27.3 million (being $18.5 million plus the $8.8 million adjustment).

As noted in the “description of the acquisition and subsequent disposition of CMI and the acquisition of the 2008 CK Licenses and Golf License”, the Company agreed to assume ownership of the Collection Business pursuant to the terms of the CKJEA Acquisition that closed in January 2006.  Beginning in June 2007, the Company performed due diligence in preparation for the transfer of the Collection Business to it in January 2008.  Based upon the due diligence performed, the Company believed that the Collection Business would likely incur operating losses in each of the years remaining on the term of the Collection License.  In addition, the Company believed that it needed to restructure the Collection Business to limit future losses.  The Company estimated that any restructuring would require substantial cash payments (e.g. severance and lease termination costs) and management effort to complete.

Based upon the results of its due diligence and the resulting projection of future losses it expected to incur from the Collection Business, the Company contacted PVH, the parent company of the licensor of the Collection Business to seek to negotiate a settlement whereby PVH would own and operate the Collection Business.

Item 2.02 and 9.01 Form 8-K filed May 10, 2010

Ex. 99.1

Taxation

11.
We note your responses to comments six and seven of our letter dated July 13, 2010.  Please confirm that you will enhance your non-GAAP disclosure in the future to describe both how the tax effects are calculated and how the tax rates were determined.

The Company confirms that it will enhance its non-GAAP disclosure in the future to describe both how tax effects are calculated and how tax rates are determined.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 287-8000.

Very truly yours,

/s/ Lawrence R. Rutkowski

Lawrence R. Rutkowski
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Alan C. Myers, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph R. Gromek, The Warnaco Group, Inc.
Deloitte & Touche, LLP

Exhibit 1
Acquisition/Disposition Balance Sheet
January 2008
In thousands of Euro

	Balance Sheet Acquired by Warnaco (a)	Capital Contribution/ Repayment of Debt		Balance Sheet Acquired by PVH

Assets:
Cash	€7,300	€(21,800)	(c)	€2,000
		€16,500	(b)
Accounts receivable	9,200			9,200
Inventory	7,100			7,100
Other current assets	3,000			3,000
Fixed assets - net	200			200
Intangible and other assets	3,000			3,000

Total Assets	€29,800	€(5,300)		€24,500

Liabilities and Shareholder's Equity:
Accounts payable	€6,000			€6,000
Accrued liabilities	2,000			2,000
Short-term debt	21,800	(21,800)	(c)	-
Shareholder's equity	-	16,500	(b)	16,500

Total Liabilities and Shareholder's Equity	€29,800	€(5,300)		€24,500

NOTES:
(a)	Represents the balance sheet of CMI acquired by Warnaco after the capital contribution by the Seller
(b)	Represents the contribution of capital by Warnaco to CMI
(c)	Represents the repayment of external bank debt by CMI prior to the transfer of CMI to PVH

Exhibit 2

Listing of journal entries to illustrate how the Company accounted for the acquisition and subsequent disposition of CMI and the acquisition of the 2008 CK Licenses and Golf License:

Date:	Description	Debit	Credit
		(in millions of $US)
January 28, 2008:
	Company assumes ownership of 100% of the shares of CMI for no consideration
	Initial estimate of fair value is zero and no consideration paid therefore no entries recorded

January 30, 2008:
1)	Investment in CMI	24.2
	Cash		24.2
	(to record the capital contribution by the Company to CMI to allow CMI to pay off its debt)

2)	Intangible Assets (for the fair value of the 2008 CK Licenses and Calvin Klein Golf License)	24.7
	SG&A (being the "Collection Release" i.e., costs to exit the CMI business)	13.8
	Amount due to/from PVH		38.5
	(to record the amount due to PVH for the new rights acquired and for PVH releasing the Company from all obligations associated with the Collection License)

3)	Amount due to/from PVH	19.8
	SG&A Expenses (being the loss on disposal of CMI)	4.4
	Investment in CMI		24.2
	(being transfer of investment in CMI to PVH on January 30, 2008)

4)	Amount due to/from PVH	18.7
	Cash		18.7
	(cash payment to PVH based on the amount of $38.5 million due to PVH per J/E 2 above less the amount receivable from PVH of $19.8 million per J/E 3 above)

5)	SG&A (other expenses)	0.3
	Cash		0.3
	(to record other expense (primarily professional fees) related to CMI)

6)	SG&A Expenses (other restructuring charges)	8.8
	Cash		8.8
	(being the sum of all payments to PVH over the remainder of 2008 and 2009 following finalization of the initial estimates of the values of the CMI assets and liabilities transferred to PVH)